November 1, 2016	Brian D. McCabe T +1 617 951 7801 F +1 617 235 0425 Brian.McCabe@ropesgray.com

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Attn: Lauren Hamilton

Re:	Barings Funds Trust (formerly known as Babson Capital Funds Trust) (the “Trust”), File No. 811-22845

Dear Ms. Hamilton:

On October 4, 2016, Lauren Hamilton provided oral comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to Brian McCabe and Mindy Green of Ropes & Gray LLP, counsel to the Trust, regarding (i) the annual report to shareholders filed under the Investment Company Act of 1940, as amended (the “1940 Act”), on Form N-CSR filed on September 4, 2015 (the “Annual Report”) relating to the series of the Trust (each, a “Fund,” and together, the “Funds”), and (ii) certain disclosures in the Trust’s most recently filed prospectus. The following summarizes each of the Staff’s comments followed by corresponding responses.

1.	Comment: In future annual reports, please include the information required by Item 27(b)(6) of Form N-1A (a statement that the statement of additional information includes additional information about the board of directors and is available, without charge, upon request, and a toll-free (or collect) telephone number for shareholders to call to request the statement of additional information) with the information provided regarding the board of directors on page 66 of the Annual Report.

Response: The requested change will be made.

2.	Comment: In the prospectus filed on October 26, 2015, the notes to the fee table in the prospectus for Barings Global Floating Rate Fund (formerly known as Babson Global Floating Rate Fund) (“GFRF”), state that there is a 75 bp cap on fees and expenses, subject to certain exclusions, including distribution and service (12b-1) fees, interest expenses, taxes, fees incurred in acquiring and disposing of portfolio securities and extraordinary expenses (the “Fee Cap”). The staff notes that the total operating expenses shown for Class A and Class C shares are 105 and 180 bp, respectively. Please explain the 5 bp of excluded expenses in excess of distribution and service (12b-1) fees.

U.S. Securities and Exchange Commission	November 1, 2016

Response: The 5 bp difference is attributable to an inconsistency between the 75 bp Fee Cap disclosed in the notes to the fee table and the 80 bp Fee Cap reflected in the figures in the fee table itself for Class A and Class C of GFRF. Prior to June 30, 2015, when the prospectuses for the various classes of GFRF were combined into a single prospectus, the footnote to the fee table stated that Class A and Class C shares had been subject to an 80 bp Fee Cap. In light of this inconsistency, and notwithstanding the fact an 80 bp Fee Cap for Class A and Class C has consistently been reflected in the figures in the fee tables in the prospectuses and disclosed in the notes to the financial statements of shareholder reports under the “Advisory Fee” section, Barings LLC, formerly Babson Capital Management LLC (the “Adviser”) reimbursed GFRF for the amount that it would have been reimbursed had the Fee Cap been 75 bp instead of 80 bp (and the total operating expenses 100 and 175 bp, respectively) over the period between June 30, 2015 and October 31, 2016. The inconsistency has been resolved in the post-effective amendment to the Trust’s registration statement filed on October 28, 2016, by providing for a 75 bp Fee Cap across all share classes of GFRF.

3.	Comment: In the prospectus filed on October 26, 2015, with respect to the expense examples for GFRF and Barings Global Credit Income Opportunities Fund (formerly known as “Babson Global Credit Income Opportunities Fund”) (“GCIOF”), the fee waiver that was effective as of November 2014 should only be considered for the period during which that waiver was in effect. Please ensure that in future prospectuses, expense examples reflect waivers only for the period during which the contractual waiver will be in effect

Response: The requested change will be made.

4.	Comment: In future shareholder reports, please provide with the expense examples the information required by Item 27(d)(1) of Form N-1A with respect to transaction costs (including sales charges) in addition to reporting ongoing and operational costs.

Response: The requested change will be made.

5.	Comment: In future reports on Form N-CSR and N-Q, please describe the reference rate, the spread and either the end-of-period interest rate or the end-of-period reference rate for the variable rate securities listed in the Schedule of Investments.

Response: The requested change will be made.

6.	Comment: In future shareholder reports, please disclose the cash rate and the pay in-kind rate for pay-in-kind securities separately, as contemplated by AICPA Audit Risk Alert Independence and Ethics Developments of 2013–2014.

Response: The requested change will be made.

U.S. Securities and Exchange Commission	November 1, 2016

7.	Comment: Please explain the extent to which GFRF or GCIOF has and will invest in entities that rely on Sections 3(c)(7) and 3(c)(1) of the Investment Act of 1940 (the “1940 Act”). If such investments are expected to exceed 15% of net assets, please explain in detail how the Trustees of the Trust plan to determine that these investments are liquid (i.e., can be disposed of within seven days in the ordinary course of business at approximately the value at which the Fund has valued the securities). In your response, please explain whether the Trustees consider information regarding: (1) the existence of an active market for the asset including the number, diversity, and quality of market participants and the frequency of daily quotes or trades, and average daily trading volume of the assets; (2) the volatility of trading prices for the asset; (3) the bid/ask spreads of the asset; (4) any restrictions on the trading or limitations on the transfer of the asset; (5) the size of the relevant Fund’s position in the asset relative to (i) the average daily trading volume and (ii) the number of daily units of the assets outstanding, if applicable; (6) the availability of and the adviser’s access to information on the underlying loans or other assets held by CLOs, CDOs and borrowers; and (9) how the Funds will be able to appropriately value these assets on a daily basis.

Response: The Trustees have adopted a policy governing determinations with respect to the liquidity of portfolio securities, including any securities of issuers exempt from the definition of “investment company” under Sections 3(c)(7) and/or 3(c)(1) of the 1940 Act as a component of the Trust’s compliance program adopted pursuant to Rule 38a-1 under the 1940 Act (“Rule 38a-1”). The policy is designed to ensure each Fund’s compliance with the SEC’s 15% illiquidity limit (the “15% Limit”) by applying reasonable standards for the classification of holdings as either liquid or illiquid. The investment teams responsible for managing the Funds consider a number of factors, including but not limited to: (i) the frequency (or anticipated frequency) of trades and quotes for the security; (ii) the number of dealers willing to purchase or sell the security and the number of other potential purchasers; (iii) any dealer undertakings to make a market in the security; (iv) the nature of the security and the nature of the marketplace trades (e.g., the time needed to dispose of the security, the method of soliciting offers, and the mechanics of transfer); (v) any other factor which in the Adviser’s opinion is pertinent to the liquidity of a security (e.g., the size of the offering, the percentage of the issue acquired by the Adviser, and, to the extent known, the trading volume of the issue); (vi) the foreign security can be freely traded in a foreign securities market; and (vii) all the facts and circumstances support a finding of liquidity.

The Adviser’s Operational Compliance Group monitors on a daily basis the percentage of each Fund’s assets that is represented by illiquid holdings, and the relevant investment teams receive alerts when the percentage of a Fund’s assets represented by holdings classified as illiquid approaches the 15% Limit. Per the Procedures, a Fund may not purchase additional illiquid securities that would result in a violation of the 15% Limit without first disposing of other illiquid securities in an amount sufficient to ensure continued compliance with the 15% Limit, and corrective action is required to be taken in the event the 15% Limit is exceeded as a result of a purchase of an illiquid security.

U.S. Securities and Exchange Commission	November 1, 2016

8.	Comment: In future reports on Form N-CSR or N-Q, please disclose in the Schedule of Portfolio Investments the series or tranche information for CLOs.

Response: The requested change will be made.

9.	Comment: In future reports on Form N-CSR or N-Q, please list each Fund’s unfunded debt commitment amount separately by portfolio company or borrower in the financial statements. Please also confirm that the commitment amounts reflected in the Annual Report are accounted for in accordance with ASC 820.

Response: The requested change will be made, and the Trust hereby confirms that the commitment amounts reflected in the Annual Report are accounted for in accordance with ASC 820.

* * * * *

Please do not hesitate to call me at 617-951-7801 if you have any questions or require additional information.

Kind regards,

/s/ Brian D. McCabe, Esq.
Brian D. McCabe, Esq.

cc:	Janice Bishop, Esq.

Carleen Pollock

Gregory D. Sheehan, Esq.